Report of Independent Registered Public Accountants

The Partners

SBE Partners LP

We have audited the accompanying balance sheet of SBE Partners LP (a Texas limited partnership) as of December 31, 2009, and the related statements of income, partners’ capital and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SBE Partners LP as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the financial statements the Partnership changed its reserve estimates and related disclosures as a result of adopting new oil and gas reserve estimation and disclosure requirements as of December 31, 2009.

/s/ Grant Thornton LLP

Houston, Texas

March 12, 2010

Report of Independent Certified Public Accountants

The Partners

SBE Partners LP

We have audited the accompanying balance sheet of SBE Partners LP (a Texas limited partnership) as of December 31, 2008, and the related statements of income, partners’ capital and comprehensive income, and cash flows for the year ended December 31, 2008 and the period from inception (January 15, 2007) through December 31, 2007. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SBE Partners LP as of December 31, 2008 and the results of its operations and its cash flows for the year ended December 31, 2008 and the period from inception (January 15, 2007) through December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Houston, Texas

March 12, 2010

SBE Partners LP

(a Texas Limited Partnership)

BALANCE SHEETS

December 31, 2009 and 2008

	2009	2008
ASSETS

Current assets:
Cash	$2,710,244	$7,230,017
Accounts receivable:
General Partner	7,582,938	8,501,772
Other	149,106	831,242
Commodity hedges	1,441,772	6,375,210
Prepaid expenses	48,576	70,361

Total current assets	11,932,636	23,008,602

Oil and gas properties, successful efforts method	93,896,676	130,769,202
Less accumulated depreciation, depletion and amortization	(33,062,178)	(32,012,522)

Net property and equipment	60,834,498	98,756,680

Commodity hedges	918,657	1,920,980

	$73,685,791	$123,686,262

LIABILITIES AND PARTNERS’ CAPITAL

Current liabilities:
Accounts payable - General Partner	$785,552	$2,311,041
Commodity hedges	127,325	—
Accrued liabilities	133,818	37,400

Total current liabilities	1,046,695	2,348,441

Commodity hedges	427,392	464,835

Asset retirement obligations	401,738	529,760

Partners’ capital:
General Partner	2,686,068	2,273,096
Limited Partner	67,524,460	110,503,387
Accumulated other comprehensive income	1,599,438	7,566,743

Total partners’ capital	71,809,966	120,343,226

	$73,685,791	$123,686,262

The accompanying notes are an integral part of these statements.

SBE Partners LP

(a Texas Limited Partnership)

STATEMENTS OF INCOME

For the years ended December 31, 2009 and 2008 and the period from inception (January 15, 2007) through December 31, 2007

	Year ended December 31, 2009	Year ended December 31, 2008	Period from inception through December 31, 2007

Revenues:
Oil and gas revenues	$31,432,434	$82,641,387	$43,987,915
Gain on sale of property and equipment	13,090,717	—	—
Gain on cancellation of hedges	3,706,175	—	—
Refund of severance taxes	4,186,108	—	—
Interest and other income	13,115	79,994	245,127

Total revenues	52,428,549	82,721,381	44,233,042

Expenses:
Lease operating expense	2,536,929	3,619,899	2,348,521
Severance taxes	704,562	4,952,671	2,113,919
Re-engineering and workovers	1,366,190	1,967,475	1,490,797
Ad valorem tax and well insurance	1,170,945	1,525,651	846,827
Depreciation, depletion and amortization	15,906,494	18,327,751	13,684,771
Hedge ineffectiveness	146,085	(264,612)	—
Management fees	698,481	1,451,235	774,295
Other expense	172,534	81,685	2,760

Total expenses	22,702,220	31,661,755	21,261,890

Net income	$29,726,329	$51,059,626	$22,971,152

The accompanying notes are an integral part of these statements.

SBE Partners LP

(a Texas Limited Partnership)

STATEMENTS OF PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME

For the years ended December 31, 2009 and 2008 and the period from inception (January 15, 2007) through December 31, 2007

	General Partner	Limited Partner	Accumulated other comprehensive income (loss)	Total
Balance, January 15, 2007	$—	$—	$—	$—
Partners’ capital contributions	1,631,860	79,970,987	—	81,602,847
Partners’ capital distributions	(204,082)	(10,000,000)	—	(10,204,082)
Comprehensive income:
Net income	452,881	22,518,271	—	22,971,152
Change in fair market value of hedged positions	—	—	(7,602,920)	(7,602,920)
Net realized losses credited to income	—	—	(327,165)	(327,165)

Total comprehensive income				15,041,067

Balance, December 31, 2008	$1,880,659	$92,489,258	$(7,930,085)	$86,439,832
Partners’ capital cash distributions	(653,060)	(32,000,000)	—	(32,653,060)
Comprehensive income:
Net income	1,045,497	50,014,129	—	51,059,626
Change in fair market value of hedged positions	—	—	14,016,978	14,016,978
Net realized losses credited to income	—	—	1,479,850	1,479,850

Total comprehensive income				66,556,454

Balance, December 31, 2008	2,273,096	110,503,387	7,566,743	120,343,226
Partners’ capital cash distributions	(2,292,706)	(68,353,578)	—	(70,646,284)
Partners’ capital property distributions	(1,646,000)	—	—	(1,646,000)
Comprehensive income:
Net income	4,351,678	25,374,651	—	29,726,329
Change in fair market value of hedged positions	—	—	5,289,622	5,289,622
Net realized gains charged to income	—	—	(11,256,927)	(11,256,927)

Total comprehensive income				23,759,024

Balance, December 31, 2009	$2,686,068	$67,524,460	$1,599,438	$71,809,966

The accompanying notes are an integral part of this statement.

SBE Partners LP

(a Texas Limited Partnership)

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2009 and 2008 and the period from inception (January 15, 2007) through December 31, 2007

	Year ended December 31, 2009	Year ended December 31, 2008	Period from inception through December 31, 2007

Cash flows from operating activities:
Net income	$29,726,329	$51,059,626	$22,971,152
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	15,906,494	18,327,751	13,684,771
Gain on sale of properties	(13,090,717)	—	—
Accretion of asset retirement obligations	29,776	25,842	35,705
Hedge ineffectiveness loss (gain)	146,085	(264,612)	—
Unrealized gain on hedge cancellation	(87,750)	—	—
Changes in assets and liabilities:
Accounts receivable	1,600,970	344,513	(9,677,527)
Prepaid expense and other	21,785	33,254	(103,615)
Accounts payable and accrued expenses	(1,429,071)	(1,120,216)	3,468,657

Net cash provided by operating activities	32,823,901	68,406,158	30,379,143

Cash flows from investing activities:
Proceeds from sale of properties	49,340,386	—	—
Additions of property and equipment	(16,037,776)	(31,989,094)	(98,311,895)

Net cash provided by (used in) investing activities	33,302,610	(31,989,094)	(98,311,895)

Cash flows from financing activities:
Partners’ capital contributions	—	—	81,602,847
Partners’ capital distributions	(70,646,284)	(32,653,060)	(10,204,082)

Net cash used in financing activities	(70,646,284)	(32,653,060)	71,398,765

Net (decrease) increase in cash	(4,519,773)	3,764,004	3,466,013

Cash and cash equivalents at beginning of period	7,230,017	3,466,013	—

Cash and cash equivalents at end of period	$2,710,244	$7,230,017	$3,466,013

Supplementary information:
Non-cash property distribution	$1,646,000	$—	$—

The accompanying notes are an integral part of these statements.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

December 31, 2009, 2008 and 2007

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Organization and Basis of Presentation

SBE Partners L.P. (the “Partnership”) was formed January 15, 2007 as a Texas limited partnership, with Catena Oil and Gas LLC, a wholly-owned subsidiary of Southern Bay Oil & Gas, L.P. (now Southern Bay Energy, LLC) as general partner and EFS O&G, LLC, an affiliate of General Electric Company, as limited partner. On February 13, 2007, the Partnership acquired proved oil and gas properties located in Southeast Texas for approximately $75 million, subject to normal and customary adjustments, which was funded from partners’ capital contributions.

Partnership revenues, costs and expenses, except for hedging activities, were shared 98% by the limited partner and 2% by the general partner, until the limited partner achieved “Cumulative Payout” (as defined in the Agreement of Limited Partnership), which was achieved in June 2009. Subsequent to cumulative payout the sharing percentages for revenues and operating costs and expenses changed to 70% to the limited partner and 30% to the general partner for wells existing at the time of the payout. Revenues, operating costs and expenses associated with new wells acquired or developed subsequent to the payout are shared 98% by the limited partner and 2% by the general partner. Depletion is shared in a manner consistent with the capital expended to acquire the asset being depleted. The income and expense from hedging activity is allocated entirely to the limited partner.

The Agreement of Limited Partnership provides that the General Partner has the full and exclusive authority to manage, control, administer and operate the properties, business and affairs of the Partnership. However, the general partner may not perform certain acts without the consent of the Limited Partner. Those restrictions generally relate to the ability of the General Partner to borrow money on behalf of the Partnership, mortgage or otherwise encumber Partnership properties, dispose of Partnership properties, make guarantees on behalf of the Partnership, make advance payments of compensation to the general partner, loan money to the General Partner, merge the Partnership, acquire leases in the name of the Partnership, enter into, amend or terminate hedging transactions and to generally perform any acts which would be detrimental to the Partnership.

The Partnership’s oil and gas interests are located exclusively in the Giddings Field of the Austin Chalk trend of southeast Texas.

2. Financial Instruments

The carrying amounts of the Partnership’s financial instruments, which include accounts receivable, accounts payable and accrued expenses, approximate fair values because of their short-term nature. The Partnership’s derivative instruments are measured and recorded at fair value.

3. Revenue Recognition

Revenues represent income from production and delivery of oil and gas, recorded net of royalties. The Partnership follows the sales method of accounting for gas imbalances. A liability is recorded only if the Partnership’s takes of gas production exceed its share of estimated recoverable reserves from the respective

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009, 2008 and 2007

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

well. No receivables are recorded for those wells where the Partnership has taken less than its ownership share of production. Volumetric production is monitored to minimize imbalances, and such imbalances were not significant at December 31, 2009, 2008 and 2007.

4. Accounts Receivable

The Partnership sells crude oil and natural gas to various customers. Substantially all of the Partnership’s accounts receivables are due from purchasers of crude oil and natural gas. Crude oil and natural gas sales are generally unsecured.

As is common industry practice, the Partnership generally does not require collateral or other security as a condition of sale, rather relying on credit approval, balance limitation and monitoring procedures to control the credit use on accounts receivable. The allowance for doubtful accounts is an estimate of the losses in the Partnership’s accounts receivable. The Partnership periodically reviews the accounts receivable from customers for any collectibility issues. An allowance for doubtful accounts is established based on reviews of individual customer accounts, recent loss experience, current economic conditions, and other pertinent factors. Accounts deemed uncollectible are charged to the allowance. Provisions for bad debts and recoveries on accounts previously charged-off are added to the allowance.

Accounts receivable allowance for bad debts was $0 at December 31, 2009, 2008 and 2007.

5. Oil and Gas Properties

The Partnership follows the successful efforts method of accounting for oil and gas operations whereby costs to acquire mineral interests in oil and gas properties, to drill exploratory wells that find proved reserves and to drill and equip development wells are capitalized. Exploration costs, including exploratory dry holes, geological and geophysical and costs of carrying and retaining unproved properties, are charged to operations as incurred.

The Partnership’s acquisition and development costs of proved oil and gas properties are amortized using the unit-of-production method based on total proved reserves and proved developed reserves, respectively, as estimated by independent petroleum engineers.

Oil and gas properties are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, generally on a field-by-field basis. The fair value of impaired assets is determined based on expected future cash flows using discount rates commensurate with the risks involved, using prices and costs consistent with those used for internal decision making. Long-lived assets committed by management for disposal are accounted for at the lower of cost or fair value, less cost to sell. There were no impairments recognized during 2009, 2008 or 2007.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009, 2008 and 2007

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

6. Income Taxes

The Partnership is not subject to Federal or state income tax on its taxable income. The taxable income and deductions are reported by the partners in their respective income tax returns and all tax obligations are borne solely by the partners. Therefore, the Partnership generally makes no provision for income taxes in its financial statements. It is possible, however, that the partnership could in the future earn sufficient non-passive income to incur margin tax in the state of Texas.

7. Derivative Instruments and Hedging Activities

The Partnership enters into derivative contracts, primarily options and swaps, to hedge future crude oil and natural gas production in order to mitigate the risk of downward movements of market prices. As required, under current accounting standards, all derivatives are recognized on the balance sheet and measured at fair value. If the derivative does not qualify as a hedge or is not designated as a hedge, the gain or loss on the derivative is recognized currently in earnings. If the derivative qualifies for hedge accounting, the gain or loss on the derivative is deferred in other comprehensive income to the extent the hedge is effective for cash flow hedges. To qualify for hedge accounting, the derivative must qualify either as a fair value, cash flow or foreign currency hedge.

The hedging relationship between the hedged instruments and hedged transactions must be highly effective in achieving the offset of changes in fair values and cash flows attributable to the hedged risk, both at the inception of the hedge and on an ongoing basis. The Partnership measures hedge effectiveness on a quarterly basis. Hedge accounting is discontinued prospectively when a hedging instrument becomes ineffective. The Partnership assesses hedge effectiveness based on total changes in the fair value of options used in cash flow hedges rather than changes in intrinsic value only. As a result, changes in the entire value of option contracts are deferred in accumulated other comprehensive income until the hedge transaction affects earnings to the extent such contracts are effective. Gains and losses deferred in accumulated other comprehensive income related to cash flow hedge derivatives that become ineffective remain unchanged until the related production is delivered.

Gains and losses resulting from hedge settlements are included in oil and gas revenues and are included in realized prices in the period in which the related production is delivered. Gains and losses on hedging instruments that represent hedge ineffectiveness and gains and losses on derivative instruments that do not qualify for hedge accounting are included in other revenues or expenses in the period in which they occur. The resulting cash flows are reported as cash flows from operating activities.

8. Cash and Cash Equivalents

The Partnership treats all unrestricted investments with an original maturity of three months or less to be cash equivalents. The Partnership maintains its cash in one financial institution and periodically assesses the financial condition of the institution. The combined account balance typically exceeds Federal Deposit Insurance Corporations (“FDIC”) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The General Partner believes that any possible credit risk is minimal.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009, 2008 and 2007

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

9. Accounting Estimates

In the course of preparing financial statements in conformity with generally accepted accounting principles, management makes various assumptions and estimates to determine the reported amounts of assets, liabilities, revenues and expenses in relation to the disclosure of commitments and contingencies. Changes in these assumptions and estimates will occur as a result of the passage of time and the occurrence of future events and, accordingly, the actual results could differ from the amounts estimated.

10. Comprehensive Income

The Partnership reports comprehensive income within its Statement of Partners’ Capital and Comprehensive Income. Other comprehensive income at December 31, 2009, 2008 and 2007 consists of unrealized gains (losses) of commodity hedges qualifying as cash flow hedges in accordance with current accounting standards.

11. Recently Issued Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06 “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which provides amendments to FASB ASC topic “Fair Value Measurements and Disclosures” that will provide more robust disclosures about (i) the different classes of assets and liabilities measured at fair value, (ii) the valuation techniques used, (iii) the activity in Level 3 fair value measurements, and (iv) the transfers between Level 1, 2 and 3. ASU 2010-06 is effective for fiscal years and interim periods beginning after December 15, 2009. The Partnership is currently assessing the impact that the adoption will have on its disclosures.

In December 2008, the Securities and Exchange Commission (“SEC”) issued “Modernization of Oil and Gas Reporting: Final Rule,” which published the final rules and interpretations updating its oil and gas reporting requirements. The final rule includes updates to definitions in existing oil and gas rules to make them consistent with the petroleum resources management system that was developed by several industry organizations. Key revisions include the ability to include nontraditional resources in reserves, the use of new technology for determining reserves, permitting disclosure of probable and possible reserves, and changes to the pricing used in determining reserves. To determine reserves, entities must use a 12-month average price. The Partnership adopted the new rules effective December 31, 2009, and as a result, SBE Partners (i) prepared its reserves estimates as of December 31, 3009 based on the new reserve definitions, (ii) has estimated its December 31, 2009 reserve quantities using the 12-month average price, and (iii) included additional disclosures as required by the new rule. As a result of the change in oil and gas reserve pricing from a price as of year-end to a 12-month average price, the Partnership’s total proved reserves at December 31, 2009, were 4,837,000 Mcfe lower than they would have otherwise been if prices as of year-end were used. Oil and gas reserve quantities or their values are a significant component of the Partnership’s depreciation, depletion and amortization (“DD&A”), asset retirement obligation, and impairment analysis. The Partnership’s adoption of the SEC’s “Modernization of Oil and Gas Reporting: Final Rule” had an immaterial impact on the asset retirement obligation and impairment analysis, however, the significant decrease in proved reserves had a material impact on the Partnership’s DD&A. Under the prior rules, the Partnership would have recorded approximately $350,000 less DD&A expense during 2009.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009, 2008 and 2007

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

In August 2009, the FASB further updated the fair value measurement guidance to clarify how an entity should measure liabilities at fair value. The update reaffirms fair value is based on an orderly transaction between market participants, even though liabilities are infrequently transferred due to contractual or other legal restrictions. However, identical liabilities traded in the active market should be used when available. When quoted prices are not available, the quoted price of the identical liability traded as an asset, quoted prices for similar liabilities or similar liabilities traded as an asset, or another valuation approach should be used. This update also clarifies that restrictions preventing the transfer of a liability should not be considered as a separate input or adjustment in the measurement of fair value. The Partnership adopted the provisions of this update for fair value measurements of liabilities effective December 31, 2009, with no material impact on our financial position, results of operations and cash flows.

In June 2009, the FASB issued a standard that established the Accounting Standards Codification (“ASC”). The standard also established only two levels of GAAP, authoritative and non-authoritative. The FASB ASC was not intended to change or alter existing GAAP, and the Partnership’s adoption effective December 31, 2009, did not therefore have any impact on its financial statements other than to modify references to accounting guidance within certain existing disclosures. The FASB ASC will become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other non-grandfathered, non-SEC accounting literature not included in the FASB ASC will become non-authoritative. FASB ASC is effective for financial statements for interim or annual reporting periods ending after September 15, 2009.

In May 2009, the FASB issued a standard regarding subsequent events that provides guidance as when an entity should recognize events or transactions occurring after a balance sheet date in its financial statements and the necessary disclosures related to these events. Specifically, the entity should recognize subsequent events that provide evidence about conditions that existed at the balance sheet date, including significant estimates used to prepare financial statements. An entity must disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The Partnership adopted this new accounting standard effective December 31, 2009 and has applied its provisions prospectively.

In April 2009, the FASB issued two standards intended to provide additional application guidance and enhanced disclosures regarding fair value measurements and impairments of securities. The standards dealt with the issue of determining the fair value of an asset or liability when the level of market activity for the asset or liability has significantly decreased and identifying transactions that are not orderly. This standard provided additional guidelines for estimating fair value. The Partnership adopted these standards effective December 31, 2009, which did not have an impact on its financial statements, other than additional disclosures.

In December 2007, the FASB issued additional guidance regarding business combinations that replaced the initial statement in its entirety. The guidance now additionally requires that all assets and liabilities and non-controlling interests of an acquired business be measured at their fair value, with limited exceptions, including

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009, 2008 and 2007

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

the recognition of acquisition-related costs and anticipated restructuring costs separate from the acquired net assets. The statement also provides guidance for recognizing pre-acquisition contingencies and states that anacquirer must recognize assets and liabilities assumed arising from contractual contingencies as of the acquisition date, measured at acquisition-date fair values, but must recognize all other contractual contingencies as of the acquisition date, measured at their acquisition-date fair values only if it is more likely than not that these contingencies meet the definition of an asset or liability. Furthermore, this statement provides guidance for measuring goodwill and recording a bargain purchase, defined as a business combination in which total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any non-controlling interest in the acquiree, and it requires that the acquirer recognize that excess in earnings as a gain attributable to the acquirer. In April 2009, the FASB issued a further update regarding accounting for assets and liabilities assumed in a business combination that arises from contingencies which amends the previous guidance to require contingent assets acquired and liabilities assumed in a business combination to be recognized at fair value on the acquisition date if fair value can be reasonably estimated during the measurement period. If fair value cannot be reasonably estimated during the measurement period, the contingent asset or liability would be recognized in accordance with U.S. GAAP to account for contingencies and reasonable estimation of the amount of loss, if any. Further, this update eliminated the specific subsequent accounting guidance for contingent assets and liabilities, without significantly revising the original guidance. However, contingent consideration arrangements of an acquiree assumed by the acquirer in a business combination would still be initially and subsequently measured at fair value. The Partnership adopted this additional guidance regarding business combinations on January 1, 2009 with no impact on our financial position, results of operations and cash flows.

NOTE B – RELATED PARTY TRANSACTIONS

Accounts receivable from the General Partner represent oil and gas revenues collected by the General Partner on behalf of the Partnership. Accounts payable to the General Partner represent the Partnership’s share of property operating expenditures and capital expenditures that were incurred by operating subsidiaries of the General Partner on behalf of the Partnership and accrued management fees.

A subsidiary of the General Partner operates the oil and gas properties in which the Partnership has an interest. Under this arrangement, that subsidiary collects the Partnership’s share of revenues from purchasers and incurs property operating and development expenditures on behalf of the Partnership. Monthly, the Partnership’s revenues are paid to the Partnership and the Partnership reimburses these entities for its share of expenditures.

The Partnership Agreement provides for a monthly management fee to be paid to the General Partner equal to 2% of the Partnership’s Net Monthly Income, as defined in the partnership agreement. During 2009, 2008 and 2007 the Partnership incurred management fees of $698,481, $1,451,235 and $774,295, respectively.

On May 29, 2009, effective May 1, 2009, the Partnership, entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with Catena Oil and Gas LLC (“Catena”), the General Partner of this Partnership for the sale of certain oil and gas producing properties in Giddings Field, Grimes and Montgomery Counties, Texas (the “Interests”). Under the Purchase Agreement, the Interests were purchased for a net cash purchase

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009, 2008 and 2007

NOTE B – RELATED PARTY TRANSACTIONS – Continued

price of $48,340,386 million, subject to adjustments at closing for normal operations activity and other customary purchase price adjustments (the “Purchase Price”). The Purchase Agreement contains representations and warranties, covenants, and indemnifications that are customary for oil and gas producing property acquisitions. The Partnership recorded a gain of $12,053,717 on this sale. The gain was shared 98% by the limited partner and 2% by the general partner. The proceeds of the sale were distributed to the partners as a cash distribution subsequent to the sale.

On August 29, 2009, the Partnership, distributed to Catena, the General Partner, its share of proved undeveloped property and unproved acreage in the Giddings Field. The distribution was recorded at fair value and a gain of $1,037,000 was recorded on the transaction. The gain was not shared by the partners; the General Partner’s capital account received 100% of the gain.

NOTE C – ASSET RETIREMENT OBLIGATIONS

The Partnership records the present value of estimated future abandonment costs as both a liability, asset retirement obligation (“ARO”), and as an addition to the capitalized cost of its oil and gas properties. The Partnership will increase the abandonment liability associated with its oil and gas wells as new wells are drilled. The changes to the ARO during the years ended December 31, 2009 and 2008 are as follows:

	2009	2008
Balance, beginning of year	$529,760	$369,185
Disposals	(200,308)	—
Liabilities incurred	24,704	32,559
Revision of estimates	17,806	102,174
Accretion expense	29,776	25,842

Balance, end of year	$401,738	$529,760

NOTE D – DERIVATIVE FINANCIAL INSTRUMENTS

The Partnership enters into various crude oil and natural gas hedging contracts, primarily swaps, in an effort to manage its exposure to product price volatility. Historically, prices received for oil and gas production have been volatile because of seasonal weather patterns, supply and demand factors, worldwide political factors and general economic conditions. Swaps are designed so that the Partnership receives or makes payments based on a differential between fixed and variable prices for crude oil and natural gas. The Partnership has designated its commodity derivative contracts as cash flow hedges designed to achieve more predictable cash flows, as well as to reduce its exposure to price volatility. While the use of derivative instruments limits the downside risk of adverse price movements, they also limit future revenues from favorable price movements. The Partnership does not enter into commodity derivative instruments for speculative or trading purposes.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009, 2008 and 2007

NOTE D – DERIVATIVE FINANCIAL INSTRUMENTS – Continued

On May 29, 2009, in conjunction with the sale of certain partnership properties, discussed in Note B above, the Partnership canceled a portion of the cash flow hedges in place at the time of the sale. The Partnership’s hedging strategy, since inception, has been for the Partnership to enter into hedging contracts, primarily swaps, in order to hedge approximately 85% of the forecasted proved developed production allocated to the limited partner. Since a significant portion of forecast production, 36.2%, was sold to the general partner, and the sharing percentage of revenue changed as a result of achieving cumulative pay, the limited partner elected to cancel a portion of the hedges in place prior to the sale. The following table shows the quantities and prices of the portions of the hedges that were cancelled:

	Product	Price	Canceled Volumes	May 29, 2009 Value

2009	Natural Gas	$7.5500	459,501 Mmbtu	$1,537,389
2009	Natural Gas	$8.6050	420,679 Mmbtu	1,856,843
2009	Natural Gas	$4.0200	794,829 Mmbtu	(117,290)
2010	Natural Gas	$7.2500	787,716 Mmbtu	578,509
2010	Natural Gas	$8.3750	477,864 Mmbtu	988,157
2010	Natural Gas	$5.3000	721,020 Mmbtu	(672,699)
2009	Oil	$58.2500	5,390 Bbl	(60,366)
2010	Oil	$58.4000	7,560 Bbl	(108,795)
2011	Oil	$58.6500	6,696 Bbl	(110,396)
2012	Oil	$58.9000	5,808 Bbl	(101,241)
2013	Oil	$59.0000	5,088 Bbl	(91,018)
2014	Oil	$59.1000	4,404 Bbl	(80,668)

		Total cash proceeds on cancelled hedges		$3,618,425

The canceled hedges were previously designated as cash flow hedges. When a cash flow hedge is discontinued, the net derivative gain or loss remains in accumulated other comprehensive income unless it is probable that the forecasted transaction will not occur in the originally specified time period or within an additional two-month period thereafter. Due to the sale of properties and the subsequent payout and change in sharing ratios between the partners the forecast transaction associated with the above hedges was no longer probable of occurring; therefore, the derivative gain or loss reported in accumulated other comprehensive income at the time of cancellation was reclassified into earnings immediately. The partnership reclassified into earnings a net gain of $3,706,175, recognized a mark-to-market gain of $87,750 and received cash of $3,618,425.

In August 2009, the Partnership entered into an additional gas swap. The term of the swap is from September 2009 to December 2010. The swap has a fixed price of $4.72. The swap is for 63,015 Mmbtu per month during 2009 and 37,731 Mmbtu per month during 2010.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009, 2008 and 2007

NOTE D – DERIVATIVE FINANCIAL INSTRUMENTS – Continued

At December 31, 2009, accumulated other comprehensive income (loss) consisted of unrecognized gains of $1,599,438, representing the inception to date change in mark-to-market value of the effective portion of the Partnership’s open commodity contracts, designated as cash flow hedges, as of the balance sheet date. At December 31, 2008, accumulated other comprehensive income (loss) consisted of $7,566,743 of unrecognized gains. For the year ended December 31, 2009, the Partnership recognized realized cash settlement gains on commodity derivatives of $7,550,752 plus a settlement gain of $3,706,175 related to the cancelation of the swap discussed above. For the year ended December 31, 2008, the Partnership recognized realized cash settlement losses on commodity derivatives of $1,479,850. For the year ended December 31, 2007, the Partnership recognized realized cash settlement gains on commodity derivatives of $327,165. Based on the estimated fair market value of the Company’s derivative contracts designated as hedges at December 31, 2009, the Partnership expects to reclassify net gains on gas swaps of $1,441,772 and net losses on oil swaps of $127,325 into earnings from accumulated other comprehensive income during the next twelve months; however, actual cash settlement gains and losses recognized may differ materially.

At December 31, 2009, the Partnership hedged its exposure to the variability in future cash flows from forecasted oil and gas production volumes as follows:

	Total Remaining Volume	Swap Price
Crude Oil Swap Contracts (Bbls):
2010	5,556	$58.40
2011	4,932	$58.65
2012	4,200	$58.90
2013	3,612	$59.00
2014	3,228	$59.10

Natural Gas Swap Contracts (Mmbtu)
2010	535,176	$7.25
2010	419,088	$8.38
2010	632,340	$5.30
2010	452,772	$4.72
2011	987,240	$6.94
2012	865,596	$6.73
2013	769,020	$6.63
2014	680,916	$6.61

As of December 31, 2009, fair market value of the gas swap contracts was an asset of $2,360,429, of which $1,441,772 is included in current assets and $918,657 in non-current assets. As of that date, the fair market value of the oil swap contract was a liability of $554,717, of which $127,325 is included in current liabilities and $427,392 in non-current liabilities. As of December 31, 2008, fair market value of the gas swap contracts was an asset of $8,227,675, of which $6,306,695 is included in current assets and $1,920,980 in non-current assets. As of that date, the fair market value of the oil swap contract was a liability of $396,320, of which $68,515 is included in current assets and $464,835 in non-current liabilities.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009, 2008 and 2007

NOTE D – DERIVATIVE FINANCIAL INSTRUMENTS – Continued

All derivative instruments are recorded on the balance sheet of the Partnership at fair value. The following table summarizes the location and fair value amounts of all derivative instruments in the balance sheets:

	Asset Derivatives			Liability Derivatives
		Fair Value			Fair Value
Derivatives designated as ASC 815 hedges:	Balance Sheet Location	Dec. 31, 2009	Dec. 31, 2008	Balance Sheet Location	Dec. 31, 2009	Dec. 31, 2008
Commodity contracts	Current derivative financial instruments asset	$1,441,772	$6,375,210	Current derivative financial instruments liability	$(127,325)	$—
Commodity contracts	Long-term derivative financial instruments asset	918,657	1,920,980	Long-term derivative financial instruments liability	(427,392)	(464,835)

		$2,360,429	$8,296,190		$(554,717)	$(464,835)

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009, 2008 and 2007

NOTE D – DERIVATIVE FINANCIAL INSTRUMENTS – Continued

The following table summarizes the effects of commodity derivative instruments on the statements of income for the years ended December 31, 2009, 2008 and 2007:

Derivatives designated as ASC 815 hedges:	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)
	2009	2008	2007
Commodity contracts	$5,289,622	$14,016,978	$(7,602,920)

	Amount of Gain or (Loss) Reclassified from OCI into Income (Effective Portion)			Location of Gain or (Loss) Reclassified from OCI into
Derivatives designated as ASC 815 hedges:	2009	2008	2007	Income (Effective Portion)
Commodity contracts	$7,550,752	$(1,479,850)	$327,165	Oil and gas revenues
Commodity contracts	3,706,175	—	—	Gain on cancelation of hedges

	$11,256,927	$(1,479,850)	$327,165

	Location of (Gain) or Loss Recognized in			Amount of (Gain) or Loss Recognized in Income on Derivative (Ineffective Portion)
Derivatives in ASC 815 cash flow hedging relationships:	Income on Derivative (Ineffective Portion)			2009	2008	2007
Commodity contracts	Hedge ineffectiveness			$146,085	$(264,612)	$—

The Partnership does not have any derivatives that are not accounted for as cash flow hedges (ASC 815 hedges).

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009, 2008 and 2007

NOTE D – DERIVATIVE FINANCIAL INSTRUMENTS – Continued

Contingent Features in Derivative Instruments – None of the Partnership’s derivative instruments contain credit-risk-related contingent features. Counterparties to the Partnership’s derivative contracts are high credit quality financial institutions.

NOTE E – FAIR VALUE DISCLOSURES

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

ASC Topic 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Cash, Cash Equivalents, Accounts Receivable and Payable and Revenue Royalties – The carrying amount of cash and cash equivalents, accounts receivable and accounts payable are estimated to approximate their fair values due to the short maturities of these instruments.

Derivative Financial Instruments – Derivative financial instruments are carried at fair value. Commodity derivative instruments consist of swaps for crude oil and natural gas. The Partnership’s swaps are valued based on a discounted future cash flow model. The primary input for the model is the NYMEX futures index. The Partnership’s model is validated by the counterparty’s marked-to-market statements. The swaps are designated as Level 2 within the valuation hierarchy. The discount rate used in determining the fair values of these instruments includes a measure of nonperformance risk.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009, 2008 and 2007

NOTE E – FAIR VALUE DISCLOSURES – Continued

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of the input that is significant to the fair value measurement. The Partnership’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The following table presents information about the Partnership’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008, and indicates the fair value hierarchy of the valuation techniques utilized by the Partnership to determine such fair value:

	As of December 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2009
Current portion of derivative financial instrument asset	—	$1,441,772	—	$1,441,772

Long-term portion of derivative financial instrument asset	—	918,657	—	918,657

Current portion of derivative financial instrument liability	—	(127,325)	—	(127,325)

Long-term portion of derivative financial instrument liability	—	(427,392)	—	(427,392)

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009, 2008 and 2007

NOTE E – FAIR VALUE DISCLOSURES – Continued

	As of December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2008
Current portion of derivative financial instrument asset	—	$6,375,210	—	$6,375,210

Long-term portion of derivative financial instrument asset	—	1,920,980	—	1,920,980

Current portion of derivative financial instrument liability	—	—	—	—

Long-term portion of derivative financial instrument liability	—	(464,835)	—	(464,835)

At December 31, 2009 and 2008, the Partnership did not have any assets or liabilities measured at fair value on a recurring basis that meet the definition of Level 1 or Level 3.

Asset Impairments – The Partnership reviews proved oil and gas properties for impairment when events and circumstances indicate a significant decline in the recoverability of the carrying value of such properties. When events and circumstances indicate a significant decline in the recoverability of a property, the Partnership estimates the future cash flows expected in connection with the property and compares such future cash flows to the carrying value of the property to determine if the carrying amount is recoverable. If the carrying amount of the property exceeds its estimated undiscounted future cash flows, the carrying amount of the property is reduced to its estimated fair value. Fair value may be estimated using comparable market data, a discounted cash flow method, or a combination of the two. In the discounted cash flow method, estimated future cash flows are based on management’s expectations for the future and include estimates of future oil and gas production, commodity prices based on commodity futures price strips as of the date of the estimate, operating and development costs, and a risk-adjusted discount rate. The Partnership did not record any impairments during the years ended December 31, 2009, 2008 or 2007.

Asset Retirement Obligations – The initial measurement of asset retirement obligations at fair value is calculated using discounted cash flow techniques and based on internal estimates of future retirement costs associated with oil and gas properties. Significant Level 3 inputs used in the calculation of asset retirement obligations include plugging costs and reserve lives. A reconciliation of the Partnership’s asset retirement obligation is presented in Note C.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009, 2008 and 2007

NOTE F – SIGNIFICANT CUSTOMERS

In 2009, 2008 and 2007 three purchasers accounted for 100% of the Partnership’s oil and gas revenues. There are adequate purchasers of the Partnership’s production such that the General Partner believes the loss of one or more of the above purchasers would not have a material adverse effect on its results of operations or cash flows.

NOTE G – SUBSEQUENT EVENTS

The General Partner has evaluated subsequent events for the Partnership through March 12, 2010, the date these financial statements were available to be issued. The General Partner is not aware of any subsequent events which would require recognition or disclosure in the Partnership’s financial statements.

NOTE H – OIL AND GAS ACTIVITIES

The Partnership’s oil and gas activities for 2009, 2008 and 2007 were entirely within the United States. Costs incurred in oil and gas producing activities were as follows:

	Year ended December 31, 2009	Year ended December 31, 2008	Period from inception through December 31, 2007

Acquisition	$2,727,411	$2,417,861	$77,641,927
Development	$12,537,779	$29,705,966	$21,703,748
Exploration	$—	$—	$—

During 2009, 2008, and 2007 additions to oil and gas properties of $42,510, $134,733 and $369,184 were recorded for the estimated costs of future abandonment related to new wells drilled or revisions of the estimates for wells acquired or drilled in prior year. Acquisition costs for 2009 and 2008 consisted of smaller acreage additions and other leasehold costs. Acquisition costs for 2007 include the Giddings field acquisition as well as other leasehold costs.

The Partnership did not incur any exploratory well costs during the years ended December 31, 2009, 2008 and 2007.

NOTE I – SUPPLEMENTAL FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

For all years presented, the estimate of proved reserves and related valuations were based 100% on reports prepared by the General Partner’s independent petroleum engineers on behalf of the Partnership. These reports were prepared by Cawley, Gillespie & Associates, Inc. Proved reserve estimates included herein conform to definitions prescribed by the U.S. Securities and Exchange Commission. The estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009, 2008 and 2007

NOTE I – SUPPLEMENTAL FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) – Continued

As of December 31, 2009, all of the Partnership’s oil and gas reserves are attributable to properties within the United States. A summary of the Partnership’s change in quantities of proved oil and gas reserves for the years ended December 31, 2009, 2008 and 2007 are as follows:

	Oil (Bbl)	Gas (Mcf)
Proved reserve quantities, January 1, 2007	—	—
Purchase of minerals-in-place	508,615	43,565,038
Extensions and discoveries	—	10,624,000
Production	(24,289)	(7,001,368)
Revision of quantity estimates	(64,935)	9,022,137

Proved reserve quantities, December 31, 2007	419,391	56,209,807
Extensions and discoveries	—	10,359,143
Production	(22,674)	(10,677,518)
Revision of quantity estimates	9,784	6,784,199

Proved reserve quantities, December 31, 2008	406,501	62,675,631
Sales of minerials-in-place	(184,389)	(25,611,226)
Extensions and discoveries	35,630	6,405,080
Production	(17,955)	(7,750,279)
Revision of quantity estimates	23,798	983,993

Proved reserve quantities, December 31, 2009	263,585	36,703,199

Proved developed reserve quantities
December 31, 2007	265,567	43,785,097
December 31, 2008	196,256	45,776,553
December 31, 2009	175,802	27,600,395

Proved undeveloped reserve quantities
December 31, 2007	153,824	12,424,710
December 31, 2008	210,245	16,899,078
December 31, 2009	87,783	9,102,804

Notable changes in proved reserves for the year ended December 31, 2009 included:

•

Revisions to previous estimate. In 2009, revisions to previous estimates increased proved developed and proved undeveloped reserves by a net amount of 23,798 Bbls of oil and 983,993 Mcf of natural gas. Included in these revisions were 27,100 Bbls of oil and 4,674,200 Mcf of natural gas of downward revisions due to the use of a 12-months average price as prescribed by the new reserve rules (discussed in Note A Recently Issued Accounting Pronouncements) instead of an end of the year price.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009, 2008 and 2007

NOTE I – SUPPLEMENTAL FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) – Continued

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes in standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves were prepared in accordance with the provisions of FASB ASC topic “Extractive Activities – oil and gas”. Future cash inflows as of December 31, 2009, were computed by applying average fiscal-year prices (calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period ended December 31, 2009) to estimate future production. Future cash inflows as of December 31, 2008 and 2007, however, were computed by applying prices at year-end to estimated future production. Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and natural gas reserves at year-end, based on year-end costs and assuming the continuation of existing economic conditions.

Future net cash flows are discounted at a rate of 10% annually to derive the standardized measure of discounted future net cash flows. This calculation does not necessarily result in an estimate of the fair value of the Partnership’s oil and gas properties. Income taxes have not been taken into account, since future taxable income or loss is taxed directly to the partners, not to the Partnership.

The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves is as follows:

	December 31, 2009	December 31, 2008	December 31, 2007

Future cash inflows	$126,349,047	$311,467,906	$409,453,844

Future production costs	38,521,186	74,003,500	79,858,442

Future development costs	16,899,002	49,455,297	40,826,777

Future net cash flows	70,928,859	188,009,109	288,768,625

10% annual discount for estimated timing of cash flows	27,027,324	74,858,906	117,431,484

Standardized measure of discounted future cash flows	$43,901,535	$113,150,203	$171,337,141

Future net cash flows as shown above are reported without consideration of the effects of open hedge contracts at each period ended. If the effects of hedging transactions were included in the computations, then undiscounted future cash flows would have increased by $1.8 million and $7.8 million in 2009 and 2008, respectively. If the effects of hedging transaction were included in the computations, then undiscounted future cash flows would have decreased by $7.9 million in 2007.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2009, 2008 and 2007

NOTE I – SUPPLEMENTAL FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) – Continued

The changes in standardized measure of discounted future net cash flows (not including the effects of hedging) for the years ended December 31, 2009, 2008 and 2007 are as follows:

	Year ended December 31, 2009*	Year ended December 31, 2008	Period from inception through December 31, 2007

Standardized measure, beginning of period	$113,150,203	$171,337,141	$—

Purchases of minerials-in-place	—	—	75,526,501

Sales of minerials-in-place	(27,923,720)	—	—

Changes in prices, net of production costs	(56,691,317)	(51,650,890)	45,023,089

Extensions and discoveries	3,827,990	15,871,530	26,690,000

Revision of quantity estimates	7,711,315	21,883,442	37,435,442

Development costs incurred, previously estimated	9,542,120	19,044,000	15,714,000

Change in estimated future development cost	(1,022,302)	(8,177,810)	(414,060)

Sales, net of production costs	(17,235,758)	(72,055,541)	(37,190,670)

Accretion of discount	10,585,825	17,247,992	7,889,767

Changes in timing of estimated cash flows and other	1,957,179	(349,661)	663,072

Standardized measure, end of period	$43,901,535	$113,150,203	$171,337,141

Current prices used in standardized measure:

Oil (per barrel)	$61.18	$43.71	$93.51

Gas (per Mcf)	$3.83	$4.76	$6.20

*	In 2009, standardized measure was reduced by $35,645,000 due to the use of a 12-month average price as prescribed by the new reserve rules (discussed in Note A Recently Issued Accounting Pronouncements) versus an end of year price. Had the company not changed its pricing method to comply with the SEC’s new rules the standardized measure at December 31, 2009 would have been $79,573,000.